

Mail Stop 4720

January 27, 2011

R. Jerry Giles
Senior Vice President and Chief Financial Officer
Community Financial Corporation
38 North Central Avenue
Staunton, Virginia 24401

>   **Re: Community Financial Corporation**
>   **Form 10-K for the Fiscal Year Ended**
>   **March 31, 2009**

Dear Mr. Giles:

  We have completed our review of your filings and have no further comments at this time.

         Sincerely,

         John P. Nolan
         Senior Assistant Chief Accountant